UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022 (No. 2)

Commission File Number 001-37846

QUOIN PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Azrieli Center, Round Tower, 30th Floor

132 Menachem Begin Blvd

Tel Aviv, 6701101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Unaudited Interim Financial Statements as of, and for the period ended, June 30, 2022, and Related Management’s Discussion and Analysis of Financial Condition and Results of Operations

On August 18, 2022, Quoin Pharmaceuticals Ltd. (the “Company”) issued unaudited interim financial statements as of, and for the period ended, June 30, 2022, together with the related Management’s Discussion and Analysis of Financial Condition and Results of Operations, attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated by reference herein.

Business Update

The Company previously reported that, on April 22, 2022, the Company received a letter from the Listing Qualifications staff (the “Staff”) of The Nasdaq Stock Market, LLC (“Nasdaq”) notifying it that the Company was no longer in compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least $2.5 million. In addition, as of April 21, 2022, the Company did not meet the alternative continued listing requirements based on market value of listed securities or net income from continuing operations. Based on the Company’s Form 6-K, dated August 10, 2022, the Staff has determined that the Company complies with the minimum stockholder’s equity requirement. However, if the Company fails to evidence compliance upon filing its Form 6-K with financial statements for the quarter ending September 30, 2022, it may be subject to delisting. At that time, the Staff will provide written notification to the Company, and the Company may then appeal the Staff’s determination to a Hearings Panel.

The Company also previously reported that, on June 10, 2022, the Company received a letter from the Nasdaq Listing Qualifications staff notifying it that the closing bid price per American Depositary Share (“ADS”) was below the required minimum of $1.00 for a period of 30 consecutive business days and that it did not meet the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2). Since then, the Staff has determined that for the 10 consecutive business days, from August 1 to August 12, 2022, the closing bid price of the Company’s ADSs has been at $1.00 per ADS or greater, and the Company has regained compliance with the minimum bid price requirement.

As of the date of the unaudited consolidated financial statements included in this report, the Company believes that its stockholders’ equity exceeds $2.5 million due to the completion of its previously reported public offering of ordinary shares represented by ADSs and pre-funded warrants, with each ADS and pre-funded warrant accompanied by an ordinary warrant (the “Offering”), for aggregate net proceeds of approximately $15.0 million, on August 9, 2022.

However, there can be no assurance that the Company will be able to maintain compliance with Nasdaq’s minimum stockholders’ equity requirement or minimum bid-price requirement for continued listing. If the Company’s ADSs are delisted from Nasdaq, it will have material negative impacts on the actual and potential liquidity of the Company’s securities, as well as material negative impacts on its ability to raise future capital.

Cautionary Note Regarding Forward-Looking Statements

Certain information included in this report may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. Unless context indicates or suggests otherwise, “we”, “our”, or “us” in this section refers to the consolidated operations of Quoin Pharmaceuticals Ltd.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of losses and needs for additional capital to fund our operations and our expected use of net proceeds of the Offering;
●	our limited operating history and the difficulties encountered by a small developing company;

●	our lack of revenue generated from product sales since inception, and potential inability to be profitable;
●	uncertainties of cash flows and inability to meet working capital needs;
●	our ability to comply with the applicable continued listing requirements of Nasdaq;
●	the potential volatility of the market price for our ADSs; and
●	other factors referred to in section “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 and other SEC filings.

All forward-looking statements contained in this report speak only as of the date of this report and are expressly qualified in their entirety by the cautionary statements included in this report. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements.

The information in this Form 6-K, including the exhibits hereto, shall be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230,), and on Form F-3 (Registration Nos. 333-219614 and 333-229083).

Exhibits

Exhibit No.	Exhibit
99.1	Unaudited Interim Financial Statements as of, and for the period ended, June 30, 2022

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of, and for the period ended, June 30, 2022

101

Information formatted in Extensible Business Reporting Language (XBRL): (i) Unaudited Consolidated Balance Sheets, (ii) Unaudited Consolidated Statements of Operations, (iii) Unaudited Consolidated Statements of Shareholders’ Deficit, (iv) Unaudited Consolidated Statements of Cash Flows, and (v) Notes to Unaudited Consolidated Financial Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2022	QUOIN PHARMACEUTICALS LTD.

	By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer